Exhibit 99.3

Press Contact: Laura Whitaker
Vice President of Marketing Communications
Leitch Incorporated
Tel: +1 416-445-9640
Laura.Whitaker@leitch.com

                               Leitch Investor Contact: David Toews
Chief Financial Officer
Tel: +1 416-445-9640
Investors@leitch.com

www.leitch.com

June 8, 2004	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS
Growth in Revenue and Cash during fourth quarter

TORONTO - Leitch Technology Corporation (TSX: LTV) today announced its financial results for the fourth quarter and year ended April 30, 2004. Revenue for the fourth quarter was $41.9 million, representing a 10% increase from $38.2 million during the same period last year. Revenue for the year finished at $154.6 million compared to $180.0 million in fiscal 2003, a decrease of 14%. The overall decrease in revenue from the prior year was $25.4 million, of which $16 million can be attributed to the strengthening of the Canadian dollar in relation to the U.S. dollar over the year. Earnings (loss) from continuing operations before amortization, equity interests adjusted for income taxes and restructuring charges ("Net Operating Income (Loss)")* for the quarter were $(2.5) million compared to $(7.3) million during the same period last year. Net Operating Income (Loss)* for the year was $(15.2) million compared to $(9.6) million during the prior year. The net loss for the fourth quarter was $(21.7) million or $(0.63) per share, compared to $(91.8) million or $(3.08) per share during the same period last year. The net loss for the year was $(37.3) million, or $(1.13) per share compared to $(98.5) million, or $(3.31) per share during the prior year. The financial results exclude any impact from the Company’s acquisition of Videotek, Inc. announced on May 17th, 2004.

“We continue to gain momentum toward our goal of returning the company to profitability,” said Tim Thorsteinson, president and CEO of Leitch. “Our growth in revenue this quarter is encouraging, and we booked $45 million in orders and finished the quarter with strong backlog. We increased cash and saw organic growth in both revenue and orders, while reducing our cost base during the quarter. We are executing on the strategy I outlined last quarter, and are seeing improvements in the operating results.”

Revenue for the quarter increased by 14% in video processing and distribution (“VP&D”) and 36% in Servers compared to the same period last year as the Company’s NEXIO™ server product continued to gain momentum, and the products introduced in VP&D over the past two years continue to gain acceptance in the marketplace. Post Production sales were down by 42% for the quarter due to the Post product line entering a renewal phase as the Company introduces its next-generation non-linear editor, VelocityHD and a number of software based products. Year over year

Leitch Technology Announces Fourth Quarter and Year End Results – 2

sales were down in all product lines. Servers experienced a significant slowdown during the second quarter of fiscal 2004 due to the introduction of the NEXIO product line, which caused delays in customers’ buying decisions.

The chart below shows revenue by product line and geography for the three months and year ended April 30, 2004 and 2003:

	3 months ended April 30,

Product Line	2004	2003	Variance	% Change

VP&D	31,011	27,256	3,755	14%
Servers	7,811	5,730	2,081	36%
Post production	3,036	5,230	(2,194)	-42%

Total Revenue	41,858	38,216	3,642	10%

	3 months ended April 30,

Geographic	2004	2003	Variance	% Change

United States	15,866	18,795	(2,929)	-16%
Non-US Americas	6,247	6,896	(649)	-9%
Europe	11,827	6,904	4,923	71%
Pacific Rim	7,918	5,621	2,297	41%

Total Revenue	41,858	38,216	3,642	10%

	Year ended April 30,

Product Line	2004	2003	Variance	% Change

VP&D	112,471	126,537	(14,066)	-11%
Servers	26,757	32,667	(5,910)	-18%
Post Production	15,358	20,777	(5,419)	-26%

Total Revenue	154,586	179,981	(25,395)	-14%

	Year ended April 30,

Geographic	2004	2003	Variance	% Change

United States	62,963	89,874	(26,911)	-30%
Non-US Americas	21,870	27,134	(5,264)	-19%
Europe	38,042	33,034	5,008	15%
Pacific Rim	31,711	29,939	1,772	6%

Total Revenue	154,586	179,981	(25,395)	-14%

Leitch Technology Announces Fourth Quarter and Year End Results – 3

Gross margin before restructuring charges for the quarter was $19.1 million or 46% of revenue compared to $17.6 million or 46% of revenue in the same period of fiscal 2003. Gross margin before restructuring charges for the year was $69.4 million or 45% of revenue compared to $89.6 million or 50% of revenue for fiscal 2003. During the fourth quarter, the Company recorded a $9.6 million charge to inventory as part of the restructuring activities and as the result of simplifying the Company’s product portfolio and related manufacturing processes. After taking into account the restructuring charge, gross margins were 23% and 39% for the fourth quarter and year ended April 30, 2004, respectively. Gross margin has been negatively impacted in the current year by reduced volumes, the effects of foreign exchange and increased discounting due to competitive and product lifecycle pressures.

Operating expenses excluding restructuring charges in the fourth quarter were $21.7 million or 52% of revenue compared to $26.1 million or 68% of revenue for the same period last year. The reduction in operating expenses was the result of the savings initiatives undertaken in the first and fourth quarters of fiscal 2004, combined with the effects of foreign exchange, which resulted in a $1.5 million reduction in reported expenses. Operating expenses excluding restructuring charges for the year were $87.2 million or 56% of revenue compared to $101.6 million or 56% of revenue for the same period last year. The reduction in operating expenses resulted from a $7 million reduction in spending through the cost saving initiatives and an $8 million reduction in reported expenses as a result of foreign exchange impacts, offset by $1 million in increased costs associated with the Company’s annual general meeting and other costs in the third quarter.

Net Operating Income (Loss) * for the quarter was $(2.5) million compared to $(7.3) million during the same period last year. The decrease in Net Operating Loss for the quarter was due to a combination of increased sales and reduced spending as a result of cost savings initiatives undertaken during the past twelve months. The impact of a weaker U.S. dollar compared to the prior year resulted in a $3.2 million adverse impact on revenues and a $1.5 million reduction in operating expenses.

During the fourth quarter of 2004, the Company recorded restructuring charges of $4.1 million related to staff reductions, an inventory charge of $9.6 million, and charges related to lease exit costs of $6.4 million as the Company vacated one of two floors it leases in the UK. During the fourth quarter of 2003, the Company wrote off certain intangible assets totaling $84.6 million. In the first quarter of 2004, the Company recorded a restructuring charge of $2.9 million related to staff reductions

As a result of the above, the net loss under Canadian GAAP for the fourth quarter was $(21.7) million or $(0.63) per share compared to $(91.8) million or $(3.08) per share during the same period last year. The net loss under Canadian GAAP for the year was $(37.3) million or $(1.13) per share compared to $(98.5) million or $(3.31) per share during the previous year.

The Company continued to improve its balance sheet and cash grew to $31.6 million after ending last quarter at $25.5 million, largely through improved accounts receivable collections and inventory reduction activities. The Company’s accounts receivable balance dropped from $29.9 million at April 30, 2003, and $28.1 million in the prior

Leitch Technology Announces Fourth Quarter and Year End Results – 4

quarter to $26.3 million at year end. The Company’s inventory balance dropped from $56.9 million at April 30, 2003, and $56.6 million in the prior quarter to $44.6 million at year end, although $9.6 million of this reduction is the result of restructuring charges.

During May 2004, the Company announced the acquisition of Videotek, Inc., the purchase price of which is in cash. The first payment was made in May for approximately $18 million, which was paid out of the Company’s cash balances.

The Company also announced that it has sold its shares in Path 1 Technologies Inc. in May of 2004 for net proceeds of approximately $2 million. The Company had written off its investment in Path 1 in fiscal 2002. This will be reflected as a gain in the Company’s first quarter results.

Highlights from the quarter include:

●	Reporting growth in Server sales as the Company’s NEXIO line continues to gain acceptance in the marketplace.
●	Showing the Company’s Integrated Content Environment strategy at NAB, including a robust high-definition offering.
●	Winning a Broadcast Engineering Magazine Pick Hit Award for both the Digital Turnaround ProcessorTM (DTP) and Videotek’s DL-850HD High Definition Serial Digital LegalizerTM product, and six awards for VelocityHD, for a total of eight prestigious industry awards at NAB 2004.
●	Acquiring Videotek, Inc., which adds test and measurement to the Company’s product portfolio.
●	Reducing costs through headcount reductions, resulting in annualized savings of approximately $5 million. Total headcount decreased by 40 people during the fourth quarter.

The Company also announced that as a result of simplifying the Company’s product portfolio and related manufacturing processes, it has begun to reduce headcount in its manufacturing facilities. In May of 2004, the Company reduced its headcount in its Toronto manufacturing facility by 30 staff. These layoffs are the result of the accelerated obsolescence of certain products in the Company’s product portfolio. The Company expects to take a $1 million charge in its first quarter relative to these changes. Further, as previously announced, the Company plans to take a charge related to lease exit costs for its Toronto head office facilities. This charge is also expected to be recorded in the first quarter of fiscal 2005 and will be in the range of $3.5 million to $5.5 million in addition to the layoff costs.

“The Company is actively working toward the target business model to bring the Company back to profitability,” said David Toews, chief financial officer. “This phase of cost reductions will bring us closer to our goal of being the low-cost provider to our customers.”

Leitch Technology Announces Fourth Quarter and Year End Results – 5

Changes to the Board of Directors

The Company announced today that Anthony F. Griffiths has been appointed chairman of the board following the completion of David A. Chaikof’s two year term as chair. While Chaikof will be stepping down as chairman, he will remain a board member. “I would like to thank David for his leadership and dedication to the role of chair during a time of great change for the Company and the broadcast industry over the past two years,” said Griffiths. “I look forward to working with the current board and management team as we continue to rebuild value for all of Leitch’s stakeholders.”

It is with sadness that the Company also announced that Mr. Albert Gnat, board member since 1994, passed away in April of 2004. Mr. Gnat was a valuable and respected member of the board of directors and will be missed.

The Company will host a live webcast on Tuesday, June 8 at 5:00 p.m. (ET). To access the webcast, please enter www.leitch.com/q4webcast. Click on the link for the webcast. From there, you may test or download the required software to access the webcast.

For those unable to participate in the conference call at the scheduled time, the conference call will be archived and available for replay through the Leitch website. To access the archive, please go to www.leitch.com/investors and click on the link for the Webcast Archive.

* See Definitions section below.

Leitch Technology Announces Fourth Quarter and Year End Results – 6

Definitions

It is important to note that Net Operating Income (Loss) is not a measure of performance under Canadian or U.S. GAAP. Net Operating Income (Loss) should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP nor as a measure of operating performance or profitability. Net Operating Income does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The Company uses Net Operating Income (Loss) to remove acquisition and investment-related charges, and restructuring charges, as well as discontinued operations, which the Company views as outside its core operating results. The following table reconciles net earnings (loss) to Net Operating Income (Loss):

	Three months ended April 30,
	2004	2003

	(in millions)
Net earnings (loss) under Canadian GAAP	($21.7)	($91.8)
Restructuring charges	10.5	-
Inventory charge	9.6	-
Amortization of acquired technology and goodwill	-	1.5
Write-down of acquired technology and goodwill	-	83.1
Equity interest in losses of partly owned businesses	(0.1)	(0.1)
Estimated (gain) loss on disposal of discontinued operations, net of tax benefit	(0.8)	-

Net Operating Income (Loss)	($2.5)	($7.3)

	Year ended April 30,
	2004	2003

	(in millions)

Net earnings (loss) under Canadian GAAP	($37.3)	($98.5)
Restructuring charges	13.4	-
Inventory charge	9.6	-
Amortization of acquired technology and goodwill	-	6.0
Write-down of acquired technology and goodwill	-	83.1
Equity interest in losses of partly owned businesses	(0.1)	(0.2)
Estimated (gain) loss on disposal of discontinued operations, net of tax benefit	(0.8)	-

Net Operating Income (Loss)	($15.2)	($9.6)

Leitch Technology Announces Fourth Quarter and Year End Results – 7

Forward Looking Statements

This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plans,” “continue,” or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions, restructuring and expansion opportunities, technological change which may impact the Company’s capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company’s capital expenditures, any of which could cause actual results to vary materially from current results or the Company’s currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

About Leitch

Leitch Technology is a 33-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers the most extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides unparalleled customer support. (www.leitch.com)

# # #

Leitch Technology Corporation
Condensed Consolidated Statements of Earnings
(In thousands of Canadian dollars, except share and per share amounts - Unaudited)

	Three months	Three months
	ended	ended	Year ended	Year ended
	April 30,	April 30,	April 30,	April 30,
	2004	2003	2004	2003

Revenue	$41,858	$38,216	$154,586	$179,981
Cost of goods sold (excluding restructuring charge)	$22,768	$20,632	$85,184	$90,334

Gross margin before restructuring charges	$19,090	$17,584	$69,402	$89,647
Restructuring charge	9,634	-	9,634	-

Gross margin	9,456	17,584	59,768	89,647
Expenses (income)
Selling and administrative expenses	14,503	17,493	57,947	68,411
Gross research and development	7,977	9,509	32,243	36,760
Investment tax credits	(726)	(878)	(2,977)	(3,532)
Other charges	10,464	-	13,382	-
Investment income, net	(143)	(87)	(404)	(144)

	32,075	26,037	100,191	101,495

Loss from continuing operations before amortization, equity interest and income taxes	(22,619)	(8,453)	(40,423)	(11,848)
Write-down and amortization:
Goodwill	-	73,824	-	73,824
Acquired technology	-	10,746	-	15,258
Equity interest in earnings of partly owned businesses	(55)	(68)	(54)	(189)

Loss from continuing operations before income taxes	(22,564)	(92,955)	(40,369)	(100,741)
Income taxes (recovery)	-	(1,123)	(2,243)	(2,245)

Loss from continuing operations	(22,564)	(91,832)	(38,126)	(98,496)

Gain from discontinued operations, net of tax benefit	827	-	827	-

Net loss	$(21,737)	$(91,832)	$(37,299)	$(98,496)

Loss per share from continuing operations:
Basic	$(0.65)	$(3.08)	$(1.16)	$(3.31)
Diluted	$(0.65)	$(3.08)	$(1.16)	$(3.31)

Loss per share:
Basic	$(0.63)	$(3.08)	$(1.13)	$(3.31)
Diluted	$(0.63)	$(3.08)	$(1.13)	$(3.31)

Weighted average number of shares outstanding (thousands):
Basic	34,583	29,782	32,966	29,782
Diluted	34,583	29,782	32,966	29,782

Gross margin % before restructuring	46%	46%	45%	50%
Gross margin %	23%	46%	39%	50%
Selling & administration %	35%	46%	37%	38%
R&D (net) %	17%	23%	19%	18%

Condensed Consolidated Statements of Retained Earnings
(In thousands of Canadian dollars - Unaudited)

	Three months	Three months
	ended	ended	Year ended	Year ended
	April 30,	April 30,	April 30,	April 30,
	2004	2003	2004	2003

Retained earnings (deficit), beginning of period	$(73,286)	$34,108	$(57,724)	$40,772
Net loss	(21,737)	(91,832)	(37,299)	(98,496)
Deficit, end of period	$(95,023)	$(57,724)	$(95,023)	$(57,724)

Leitch Technology Corporation
Condensed Consolidated Statements of Cash Flows
(In thousands of Canadian dollars - Unaudited)

	Three months	Three months
	ended	ended	Year ended	Year ended
	April 30,	April 30,	April 30,	April 30,
	2004	2003	2004	2003

Cash flows provided by (used in):
Operating activities:
Loss from continuing operations	$(22,564)	$(91,832)	$(38,126)	$(98,496)
Items not involving cash:
Depreciation	2,958	3,544	11,859	13,184
Future income taxes	(465)	(1,760)	(4,166)	(5,301)
Stock-based compensation	206	-	206	-
Amortization of goodwill and acquired technology	-	1,501	-	6,013
Write-down of goodwill and acquired technology	-	83,069	-	83,069
Equity interest in earnings of partly owned businesses	(55)	(68)	(54)	(189)
Deferred gain on disposal of building	53	-	53	-
Loss on disposal of capital assets	428	6	425	272
Net change in non-cash balances related to operations	19,956	14,414	17,194	17,821

Cash flows provided by (used in) continuing operations	517	8,874	(12,609)	16,373
Cash flows used in discontinued operations	-	-	-	(508)

Cash flows provided by (used in) operating activities	517	8,874	(12,609)	15,865

Financing activities:
Issuance of capital stock (net of share issue costs)	-	-	20,479	-
Other long-term liabilities	5,880	-	5,880	-

Cash flows provided by financing activities	5,880	-	26,359	-
Investing activities:
Investment in capital assets	(637)	67	(2,543)	(3,642)
Proceeds from disposal of capital assets	362	-	3,581	3,062

Cash flows provided by (used in) investing activities	(275)	67	1,038	(580)
Change in cash balances due to foreign exchange	18	(4,378)	(1,745)	(4,667)

Increase in cash and cash equivalents	6,140	4,563	13,043	10,618
Cash and cash equivalents, beginning of period	25,463	13,997	18,560	7,942

Cash and cash equivalents, end of period	$31,603	$18,560	$31,603	$18,560

Supplementary cash flow information:
Income taxes paid	$-	$-	$396	$1,176
Interest paid	3	3	7	109

Leitch Technology Corporation
Condensed Consolidated Balance Sheets
(In thousands of Canadian dollars - Unaudited)

	April 30, 2004	April 30, 2003

Assets
Current assets:
Cash and cash equivalents	$31,603	$18,560
Accounts receivable	26,347	29,916
Inventory	44,605	56,873
Future income taxes	3,085	5,705
Income taxes recoverable	481	1,153
Prepaid expenses and other assets	6,383	6,128

	112,504	118,335
Capital assets	34,656	47,403
Future income taxes	27,473	20,020
Investments in partly owned businesses	1,763	1,708

	$176,396	$187,466

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$26,296	$24,837
Income taxes payable	19	39

	26,315	24,876
Future income taxes	6,650	5,407
Long term liabilities	5,880	-
Shareholders' equity:
Capital stock	234,637	214,066
Contributed surplus	114	-
Cumulative translation account	(2,177)	841
Deficit	(95,023)	(57,724)

	137,551	157,183
Commitments and contingencies

	$176,396	$187,466

Days sales outstanding	57	70
Inventory turns	1.90	1.59